Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

03003292

January 8, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 - Man Group plc

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

SEC MAIL RECEIVED PROCESSING
JAN 17 2003
WASH, D.C. 156 SECTION

Man Group plc
7 January 2003

7 January 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 6 January 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$18.46, down 2.28% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group PLC
3 January 2003

3 January 2003

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 December 2002, the Net Asset Value of Athena Guaranteed Futures Ltd was US$61.99, up 10.74% from the previous month.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

Man Group plc
2 January 2003

2 January 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 30 December 2002, the Net Asset Value of AHL Diversified Futures Ltd was US$18.89, up 3.45% from the previous week.

Contacts:
David Browne Man Group plc 020 7285 3000

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Man Group plc

2. Name of director

Alison Jane Carnwath

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alison Jane Carnwath	64,762 shares

Total Shareholding:	64,762 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

In relation to the director named above.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under the Man Group plc Dividend Reinvestment Plan (DRIP)

7. Number of shares / amount of stock acquired

660

8. Percentage of issued class

Insignificant

9. Number of shares/amount of stock disposed

N/a

10. Percentage of issued class

N/a

11. Class of security

Ordinary shares of 10p each

12. Price per share

883.38p

13. Date of transaction

2 January 2003

14. Date company informed

2 January 2003

15. Total holding following this notification

65,422 shares

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/a

18. Period during which or date on which exercisable

N/a

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved: class, number

N/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/a

22. Total number of shares or debentures over which options held following this notification

N/a

23. Any additional information

N/a

24. Name of contact and telephone number for queries

Mr Barry Wakefield 020 7285 3254

25. Name and signature of authorised company official responsible for making this notification

Mr Barry Wakefield

Date of Notification

3 January 2003

Press Release

Man Group plc

7 January 2003

Man Group raises $365m in latest product launch

Man Group plc, the global provider of alternative investment products and futures broker, today announces that its most recent launch Man Multi-Strategy Series 4 Ltd ("Series 4") has raised the equivalent of US$365 million of client money.

Series 4 was a global offering in two currency classes, Euros and US dollars, and was primarily aimed at private clients. It was based on the successful multi-strategy approach introduced in 2000 with the launch of Man Multi-Strategy Guaranteed Limited which has achieved an annualised net return of 11.5% from inception on 15 July 2000 to 30 November 2002. The Series 4 approach provides access to multiple investment strategies, many of which have relatively low correlation to traditional assets representing some of the key hedge fund style groups including securities selection (long/short), event driven, managed futures and market neutral & arbitrage. It carries a capital guarantee from the Royal Bank of Scotland to return at least 120% of subscribers' initial investment at maturity.

Stanley Fink, Chief Executive of the Man Group plc, today said:
"Investors continue to realise the importance of diversifying their portfolios to minimise risk. This is underpinned by the proven investment management and risk management expertise within the Man Group as well as the portfolio diversification benefits of a multi-strategy approach."

The next global launch of a structured product will be Man Multi-Strategy Series 5 Ltd, which will be open for investment on 10 February 2003.

Enquiries
Man Group plc 020 7285 3000
Peter Clarke
David Browne

Merlin Financial 020 7606 1244
Paul Lockstone